

October 21, 2010

Mr. César Alierta Izuel
Chief Executive Officer
Telefonica, S.A.
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain

> **Re: Telefonica, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 1-09531**

Dear Mr. Izuel:

We have reviewed your response letter dated October 7, 2010 and have the following comments. As noted in our letter dated September 2, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

(2) Basis of Presentation of the Consolidated Financial Statements

c) Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance agreement, page F-10

1. We note your response to comment one in our letter dated September 2, 2010. Please provide us with the details of the contingent conditions that existed on September 6, 2009 that precluded accounting for the agreement on that date and tell us how and when those contingencies were satisfied or removed.

2. We note that the number of shares to be exchanged was fixed based on the USD. It continues to be unclear whether or not the value exchanged was fixed since it appears to

be subject to the variability of foreign currencies as well as the China Unicom's stock price. Tell us how you considered the impact of foreign currency rates and the China Unicom stock price in your determination of how to account for this transaction under IAS 32 and IAS 39.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director